LEAD INVESTOR

David Rickert Managing Partner, RZN8 Capital LLC

We're excited to return and lead another round for Vampr, especially on the back of their recent wins, tremendous growth and product innovation since closing their last round. Success in any business requires execution and a team led by a driven Founder. I've done a lot of due diligence, reviewed more apps than I can remember and met many interesting people in the online music networking space. I have become convinced that CEO Josh Simons has the requisite knowledge, personal experience, passion and determination to make Vampr succeed in a field which has enormous opportunity and upside.

Invested $75,000 this round & $615,000 previously

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